EXHIBIT 99.4

                                   COSI, INC.

                     UP TO 19,140,892 SHARES OF COMMON STOCK
                           OFFERED PURSUANT TO RIGHTS
                           DISTRIBUTED TO SHAREHOLDERS

                                [_________], 2003

Dear Shareholders:

            This letter is being delivered to all holders of record of shares of the common stock, $0.01 par value (the "Common Stock"), of Cosi, Inc. as of the close of business on [_______], 2003 in connection with a distribution of non-transferable rights ("Rights") to purchase Common Stock upon the terms and conditions described in the enclosed Prospectus dated [_____], 2003 (the "Prospectus").

            Each Right that you receive entitles you to purchase a number of shares of Common Stock with a value equal to an aggregate of $0.6776, at a purchase price per share equal to the lesser of (i) $1.50 and (ii) 85% of the weighted average price per share of Cosi Common Stock as reported on the Nasdaq National Market for the 15-trading-day period ending three business days prior to [ ], 2003. You will receive one Right for each share of Common Stock that you owned as of the close of business on [__________], 2003. If the number of shares owned by you would result in your receipt of fractional Rights, the number of Rights issued to you will be rounded down to the nearest whole number.

            If you fully subscribe for your basic subscription amount and our stockholders subscribe for an aggregate of more than $7.5 million pursuant to their basic subscription amount, your percentage ownership of our equity will be reduced. If you fully subscribe for your basic subscription amount and our stockholders subscribe for an aggregate of less than $7.5 million but more than $2 million, your percentage ownership of our equity will not be reduced, however, your ownership percentage relative to certain of the Funding Parties will be reduced.

            Our current stockholders who do not participate in the rights offering will suffer a substantial dilution in their relative percentage ownership in us upon issuance of our common stock to holders exercising rights in the rights offering and to the Funding Parties.

            Enclosed are copies of the following documents:

            1.    The Prospectus;

            2.    A Subscription Warrant evidencing your Rights;

            3. Instructions as to the use of Cosi, Inc. Subscription Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9);

            4.    A Notice of Guaranteed Delivery for Subscription Warrants; and

            5. A return envelope addressed to American Stock Transfer & Trust Corporation, the subscription agent.

            Your prompt action is requested. The Rights will expire at 5:00 p.m., Eastern Daylight Time, on [_______], 2003, unless extended by Cosi, Inc. in its sole discretion (as it may be extended, the "Expiration Date"). To exercise the Rights, a properly completed and executed Subscription Warrant (or a Notice of Guaranteed Delivery) and payment in full for all of the Rights exercised must be delivered to American Stock Transfer & Trust Corporation as indicated in the Prospectus prior to 5:00 p.m., Eastern Daylight Time, on the Expiration Date.


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            Additional copies of the enclosed materials may be obtained from
American Stock Transfer & Trust Corporation. The telephone number of American Stock Transfer & Trust Corporation is [__________], and its address is [____________].


                                       Very truly yours


                                       COSI, INC.


                                       _____________________________
                                       Name:________________________
                                       Title:_______________________


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